UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Second Quarter 2012 Results of UBS AG, which appear immediately following this page.

Second quarter 2012 results July 31, 2012 UBS

1 This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS’s financial report for second quarter 2012 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary statement regarding forward-looking statements Use of adjusted numbers Throughout this presentation, unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: - own credit on financial liabilities designated at fair value (CHF 239 million gain for the Group in 2Q12, CHF 1,164 million loss for the Group in 1Q12) - net restructuring charges (net charge of CHF 9 million for the Group in 2Q12, net charge of CHF 126 million for the Group in 1Q12) - credit to personnel expenses related to changes to UBS’s Swiss pension plan (CHF 485 million for the Group in 1Q12) - credit to personnel expenses related to changes to a US retiree medical and life insurance benefit plan (CHF 84 million for the Group in 2Q12) Pro-forma Basel III RWAs and Basel III capital ratios The calculation of our pro-forma Basel III RWAs combines existing Basel 2.5 RWAs, securitization exposures based on a revised model that applies a fixed risk weighting, and new capital charges based on new models and calculation engines. Some of these new models still require regulatory approval that is not expected until after further guidance is developed. Our pro-forma Basel III RWAs therefore include estimates of the impact of these new capital charges and will be refined as new models and the associated systems are enhanced and as regulatory interpretations evolve. Currency translation Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 18 Currency translation rates” in UBS’s 2Q12 report for more information. Important information related to numbers shown in this presentation UBS

2 Laying the foundations for sustainable long term performance CHF 1.0 billion pre-tax profit; net profit attributable to shareholders CHF 0.4 billion in a difficult environment Record quarter for Wealth Management Americas; resilient performance in Retail & Corporate CHF 13.2 billion net new money inflows in our wealth management businesses and continued strong deposit inflows across the Group Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation We are adapting our business model and cost base to the new market conditions Achieved 2012 RWA target; 2016 Group RWA target lowered to < CHF 240 billion; Investment Bank target lowered to < CHF 135 billion Resilient performance in FX, equity capital markets and prime services in the Investment Bank 2Q12 highlights Continued focus on strategy execution Industry-leading capital position with Basel III phase-in CET1 ratio ~13.1% at quarter-end; strong liquidity and funding positions Tangible book value per share up 18% year-on-year Annualized cost reduction of CHF 1.1 billion in 1H12 compared with 1H11 despite currency headwinds UBS

Industry-leading Basel III capital ratios

We have achieved our CET1 ratio target of 13% on a phase-in basis



Basel III
phase-in
Basel III
2019 rules fully applied
~10.0%
~10.7%
~11.8%
~13.1%
~6.2%
~6.7%
~7.5%
~8.8%
6.0%[1]
13.0%
Target loss-absorbing capital
Target common equity capital
30.9.11
31.12.11
31.3.12
30.6.12
30.9.11
31.12.11
31.3.12
30.6.12
Target capital ratios
Loss-absorbing capital
Common equity

Our Basel III transparency and consistency in reporting is unmatched

We will continue to build our capital position and intend to be comfortably above 9% by year-end 2012 on a fully applied basis

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 UBS is eligible for a capital rebate on a portion of the capital requirement subject to measures taken to improve resolvability

3

4 5,521 5,580 5,532 6,123 1Q11 2Q11 1Q12 2Q12 ? Personnel expenses down 8% 1H12 vs. 1H11 – Investment Bank headcount 16,432 at quarter end, down 1,190 since 30.9.11 and below 2013 target We are actively reducing costs Adjusted annualized cost reduction of CHF 1.1 billion vs. 1H11 Adjusted operating expenses Personnel expenses Non-personnel expenses (CHF million) Refer to slide 1 for details about adjusted numbers, Basel III estimates and FX rates in this presentation 1H12 annualized CHF 22.2 billion 1H11 annualized CHF 23.3 billion (CHF 1.1 billion) We are adapting our business model and cost base to the new market conditions ? We are on track to achieve our CHF 2.0 billion cost reduction target by the end of 2013 despite adverse currency movements of ~CHF 0.2 billion vs. 1H11 UBS

5 720 Our wealth management businesses are unrivaled Wealth Management Invested assets CHF 1,540 billion on 30.6.12, up CHF 40 billion QoQ (CHF billion) Net new money (combined result) Refer to slide 1 for details about adjusted numbers, Basel III estimates and FX rates in this presentation 1 3Q10 excludes a provision related to an arbitration matter (WMA) We are well positioned for growth in the most attractive markets (CHF million) Adjusted pre-tax profit1 (combined result) Quarterly average Quarterly average WM Americas 757 783 699 602 717 766 2010 2011 1Q12 2Q12 10.9 13.2 (4.6) 8.9 2010 2011 1Q12 2Q12 UBS

6 Wealth Management—Gross margin Our primary focus is to deliver the best possible advice to our clients Gross margin / illustrative scenario We continue to focus on our initiatives in brokerage & advice, mandates, lending and pricing We will be rewarded for the time we invest in our client relationships today when market conditions improve FY11 2Q12 Modest return of client risk appetite Normalization of interest rates & asset allocation 95-105 bps target range bps Wealth Management specific actions ? Client confidence: an improvement in the macro-economic environment will have the biggest impact ? Asset allocation: 30.8% of non-mandate invested assets in cash & cash equivalents ? Interest rates: biggest potential impact on gross margin and profits 89 ~5-8 ~6 ~2-5 95 95 105 1 Adjusted for the gain on the sale of strategic investment portfolio 1

7 Laying the foundations for sustainable long term performance CHF 1.0 billion pre-tax profit; net profit attributable to shareholders CHF 0.4 billion in a difficult environment Record quarter for Wealth Management Americas; resilient performance in Retail & Corporate CHF 13.2 billion net new money inflows in our wealth management businesses and continued strong deposit inflows across the Group Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation We are adapting our business model and cost base to the new market conditions Achieved 2012 RWA target; 2016 Group RWA target lowered to < CHF 240 billion; Investment Bank target lowered to < CHF 135 billion Resilient performance in FX, equity capital markets and prime services in the Investment Bank 2Q12 highlights Continued focus on strategy execution Industry-leading capital position with Basel III phase-in CET1 ratio ~13.1% at quarter-end; strong liquidity and funding positions Tangible book value per share up 18% year-on-year Annualized cost reduction of CHF 1.1 billion in 1H12 compared with 1H11 despite currency headwinds

8 1Q11 2Q11 3Q11 NYSE 2Q12 1.1.11 = 100 Equity market performance 1.1.11 = 100 SMI S&P 500 FTSE 100 MSCI World 1Q11 2Q11 3Q11 2Q12 Volatility 1Q11 2Q11 3Q11 4Q11 VDAX VIX Euro Stoxx 50 Volatility Index 2Q12 FX rates 1Q11 2Q11 3Q11 4Q11 USD/CHF EUR/CHF 2Q12 0.7 0.9 1.1 1.3 1.5 1.7 Market environment1 1 Source: Bloomberg 2 10-day trailing average 3 Based on spot FX rates SMI FTSE 100 4Q11 4Q11 Equity trading volumes2 10 20 30 40 50 60 1Q12 1Q12 1Q12 1Q12 GBP/CHF YoY:3 USD / CHF ? 13% EUR / CHF ? 2% GBP / CHF ? 10% QoQ:3 USD / CHF ? 6% EUR / CHF ? 0% GBP / CHF ? 3% UBS

9 2Q12 results Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation (CHF million) WM WMA IB Global AM R&C CC Group Income 1,733 1,498 1,718 446 939 (163) 6,171 Credit loss (expense) / recovery 1 (1) 19 0 (12) (8) (1) Own credit gain / (loss) 239 239 Total operating income 1,734 1,497 1,736 446 927 68 6,408 Personnel expenses 747 1,060 1,093 216 421 65 3,601 of which restructuring charges 1 0 (13) (1) (4) (3) (21) of which US retiree benefit plan credit 0 (1) (71) (11) 0 0 (84) Non-personnel expenses 485 237 774 112 107 141 1,856 of which restructuring charges 0 (3) 36 0 0 (4) 30 Total operating expenses 1,232 1,297 1,867 328 527 206 5,457 Adjusted pre-tax profit / (loss) (Excluding own credit, restructuring charges and US retiree benefit plan credit) 503 196 (178) 106 395 (384) 637 % of Group adjusted pre-tax profit 79% 31% (28%) 17% 62% (60%) 100% Pre-tax profit / (loss) as reported 502 200 (130) 118 399 (138) 951 Tax expense 253 Net profit attributable to non-controlling interests 273 Net profit attributable to UBS shareholders 425 Diluted EPS (CHF) 0.11 UBS

10 5.6 6.7 9.5 3.8 3.1 1.0 0.0 11.1 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 (CHF million) Wealth Management Operating income and pre-tax profit Net new money ? Fragile client confidence and lower trading volumes led to a slight decrease in operating income (CHF billion) Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted) CHF 9.5 billion net new money; highest second quarter net inflows in 5 years ? 4.9% net new money growth, at top end of target range ? Continued hiring of client advisors in strategic growth areas – 88 hires in EM and APAC in 1H12 ? Litigation provisions and technology costs led to an increase in adjusted operating expenses Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation Best Global Wealth Manager 2012 (Euromoney) 1,867 1,769 1,734 672 803 671 578 502 503 2Q11 1Q12 2Q12 UBS

Wealth Management – Gross margin[1]

Gross margin reflects extremely low client activity levels and higher asset base



120
89
92
98
97
97[2]
91
93
89
11.0
9.6
13.8
11.8
43.0
41.7
25.1
25.6
(bps)
3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12
Interest (excl. SIPF)
SIPF interest
Recurring fees
Transaction-based fees
Trading
Other income

- **Trading and transaction-based fee margin** down 3.4 bps on lower client activity

- **Recurring fees margin down 1.3 bps:** faster growth in lower margin products, markets and segments slightly pressured product margins

- Higher deposit levels and lending volumes **increased net interest income margin by 0.5 bp**

We are confident we can achieve the targeted gross margin of 95-105 bps when market conditions improve

UBS

1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets; gross margin excludes a realized gain due to a partial repayment of fund shares of CHF 5 million in 4Q11, and valuation adjustments on a property fund of CHF 27 million in 3Q11. Net fee and commission and net trading income in 1Q11, 2Q11, 3Q11 adjusted for revenue shifts related to Investment Products & Services unit
2 120 bps includes gain of CHF 433 million on the sale of strategic investment portfolio (SIPF); 97 bps excludes that gain

11

12 336 180 139 119 41 336 12% 6% 8% 7% 18% 100 53 90 100 72 33 948 791 648 N/M 1,650 802 Wealth Management—By business area1 Invested assets CHF 783 billion Annualized NNM growth rate3 4.9% Gross margin 89bps Client advisors 4,102 1 Based on the Wealth Management business area structure, and excluding minor functions with 65 client advisors, and CHF 8 billion of invested assets which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees 2 Global Family Office. Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of UHNW and is included in the UHNW figures 3 Computed from 31 March 2012 figures, which are restated as if the Global Family Office were a sub-segment of UHNW 4 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 18 basis points 5 Dedicated UHNW units: 578 client advisors. Non-dedicated UHNW units: 224 client advisors Switzerland o/w GFO2 Emerging Markets Europe o/w UHNW Asia Pacific 4 (FTEs) (bps) (CHF billion) 5 Continued progress in strategic growth areas (0%) UBS

13 1,506 1,568 1,587 165 164 209 207 211 207 2Q11 1Q12 2Q12 Wealth Management Americas (USD) ? USD 3.8 billion net new money, after annual client tax payments of USD 1.8 billion – Annualized NNM growth of 1.9% – USD 9.0 billion NNM including dividends and interest Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation Operating income and pre-tax profit Record pre-tax profit; highest second quarter net new money in 5 years (USD million) Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted) (USD billion) Net new money ? USD revenues increased 1% due to higher managed account fees and higher realized gains on the AFS portfolio ? Cost / income ratio stable at 87% within target range ? Financial advisor headcount broadly stable; attrition rates remain low 0.3 3.5 3.9 3.0 5.0 2.1 4.7 4.6 3.8 8.5 7.9 9.7 9.2 8.6 9.3 9.0 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 NNM excl. dividends & interest NNM incl. dividends & interest UBS

14 15.2 16.0 16.4 17.5 17.8 18.2 18.5 19.6 0.9 0.8 0.9 0.9 0.9 1.0 0.9 3.7 4.3 4.3 3.9 0.9 3.8 1.7 2.0 2.8 2.7 0.6 0.8 3.0 1.1 1.4 2.8 2.3 19.4 20.3 21.4 23.5 24.7 25.5 25.6 27.1 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Wealth Management Americas—Lending balances (USD) Prudently managed lending growth adding to net interest income YoY +15% Credit lines (HNW / UHNW clients) Mortgages Margin loans (USD billion) QoQ +6% 1 As reported; includes an upward adjustment reclassifying USD 22 million (CHF 20 million) from other comprehensive income relating to mortgage-backed securities in our AFS portfolio. The adjustment resulted from properly reflecting estimated future cash flows under the effective interest method, which gave rise to an increase in interest income and a decrease in unrealized gains in other comprehensive income Credit lines (other) Net interest income (USD million) 1 169 218 206 184 178 197 215 218 237 UBS

15 992 247 1,080 1,501 1,099 410 396 372 1,054 2,544 2,903 1,736 2Q11 1Q12 2Q12 1,237 1,091 272 1,264 1,651 1,164 482 436 397 2,983 3,194 1,853 2Q11 1Q12 2Q12 Investment Bank Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation 1 Includes a transfer of CHF 11 billion of CVA VaR RWAs to Legacy Portfolio in Corporate Center Operating income (million) (million) CHF USD Equities FICC IBD Credit loss (expense) / recovery Successful Basel III RWA reduction despite challenging market conditions (40%) (42%) ? 2Q12 results include – CHF 349 million loss on Facebook IPO – CHF 23 million loss due to changes in own credit methodology and corrections related to prior periods ? Adjusted costs decreased by 9%, mainly due to reduced personnel costs ? Achieved 2012 Basel III RWA target ? Basel III RWAs reduced by CHF 21 billion1 to CHF 170 billion Adjusted pre-tax profit (CHF million) Resilient performance in FX, equity capital markets and prime services 383 793 (178) 2Q11 1Q12 2Q12 UBS

16 (231) (223) (160) 2Q11 1Q12 2Q12 278 186 129 186 221 222 248 253 206 557 659 713 236 169 122 159 200 206 212 229 194 522 607 599 ? Other +28% – Primarily on lower risk management premiums Resilient equity capital markets revenues Investment Bank—IBD revenues Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation (million) (million) CHF USD Advisory Equity capital markets Fixed income capital markets Other 410 396 372 482 436 397 (13%) (15%) ? Equity capital markets (flat) – 21% decline in global fee pool – Participated in 3 of the top 5 IPOs – Increased revenues from private and structured transactions ? Fixed income capital markets (19%) – 22% decline in global fee pool – Participated in 13 of top 20 deals ? Advisory (31%) – Smaller fee pool and lower market share – Strong performance in the energy sector in the Americas Maintained market leading position in Australasia and Asia ex Japan (197) (203) (150) 2Q11 1Q12 2Q12 Comparison in USD terms UBS

17 466 409 132 332 299 291 382 (83) 402 (67) 9 30 272 1,091 1,237 2Q11 1Q12 2Q12 398 347 (89) 348 365 125 283 271 274 26 8 (62) 1,054 992 247 2Q11 1Q12 2Q12 Investment Bank—Equities revenues Comparison in USD terms Cash Derivatives Prime services Other CHF USD Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation Results impacted by Facebook IPO and adverse market conditions (75%) (75%) ? Other (n/m) – Includes CHF 20 million loss in proprietary trading as we continue to exit this business Prime services (3)% – #1 European Prime Brokerage 2012 (Extel) – Solid performance from new and existing clients No. 1 Pan-European Equity House (Thomson Reuters – Extel, 2004-12) ? Derivatives (67%) – Stable client revenues; mark-to-market losses in deteriorating market conditions – CHF 65 million loss due to changes in own credit methodology and corrections related to prior periods Cash (n/m) – CHF 349 million loss on Facebook IPO – Commissions declined due to lower volumes and trading revenues (million) (million) UBS

18 731 771 450 827 425 750 113 215 164 (80) (162) (123) 1,164 1,651 1,264 2Q11 1Q12 2Q12 619 699 385 748 396 710 106 139 196 (62) (142) (113) 1,080 1,501 1,099 2Q11 1Q12 2Q12 Resilient performance in client facing activities coupled with Basel III RWA reduction; VaR efficiency more than doubled YoY Investment Bank—FICC revenues (million) (million) CHF USD Macro Credit Emerging Markets Other Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation (27%) (29%) ? Emerging markets (47%) – Lower client activity and increased market volatility; mark-to-market losses in deteriorating market conditions ? Credit (49%) – Reduced client activity levels and widening credit spreads – Basel III RWAs down significantly since 30.9.11 ? Macro (3%) – Solid FX performance: increased algorithmic trading volumes and higher market volatility led to higher revenues – Steady rates performance due to improved results in short-end rates, offsetting reductions in other businesses – Lower commodities revenues – CHF 42 million gain due to corrections in own credit related to prior periods Best FX house in EMEA 2012 (Euromoney) Comparison in USD terms UBS

19 444 478 446 108 118 156 108 106 142 2Q11 1Q12 2Q12 Global Asset Management ? Stable net management fees and lower performance fees in challenging market conditions (CHF billion) CHF 1.2 billion net new money excluding money market Operating income and pre-tax profit WM businesses NNM by channel - excluding money market Third party Total Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted) Quarterly average (CHF million) ? Gross margin of 32 bps, within target range ? Adjusted operating expenses broadly unchanged Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation (6.7) (2.0) (0.8) (2.2) 4.1 (2.9) 3.4 2.1 0.3 3.1 (1.7) 1.2 (8.4) (2.6) 2.3 FY09 FY10 FY11 1Q12 2Q12 UBS

20 575 539 547 129 128 117 172 175 182 974 936 927 2Q11 1Q12 2Q12 974 936 927 421 399 575 421 392 395 2Q11 1Q12 2Q12 Resilient profitability and strong net new business volumes Operating income and pre-tax profit Operating income components 1 Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery Operating income Pre-tax profit (as reported) Pre-tax profit (adjusted) (CHF million) (CHF million) ? Operating income decreased slightly – Net interest income up CHF 8 million on higher treasury income as well as average deposit and loan volumes – Fee and trading income broadly unchanged – Credit loss expenses of CHF 12 million Retail & Corporate Refer to slide 1 for details about adjusted numbers, Basel III pro-forma estimates and FX rates in this presentation ? Adjusted cost / income ratio of 57%, within target range Best Bank in Switzerland 2012 (Euromoney) ? Adjusted pre-tax profit increased to CHF 395 million UBS

21 135 135 136 136 137 135 136 137 109 112 117 116 117 118 121 123 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 592 617 590 575 595 567 539 547 1.83% 1.69% 1.67% 1.61% 1.75% 1.74% 1.75% 1.59% 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3.3% 4.2% 2.4% 6.4% 8.5% 6.2% (0.2%) (0.8%) 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Retail & Corporate ? Growth in client deposits of CHF 2.4 billion; quality-focused growth in loans 1 Net interest income (annualized) / average loans 2 Net new business volume (i.e. total net inflows and outflows of client assets and loans) for the period (annualized as applicable) / business volume (i.e. total of client assets and loans) at the beginning of the period Loans and deposits Net interest margin1 Net new business growth rate2 (annualized) Strong net new business growth with continued strong deposit inflows (CHF billion) (CHF million) Loans, gross Due to customers Net interest income Net interest margin (%) ? Net interest margin within target range; structural pressure on net interest margin offset by treasury result ? 3.3% net new business growth rate within target range; strong growth in both our retail and corporate businesses UBS

22 Business division Property type Commercial and other Other residential Owner occupied single family home Our Swiss mortgage portfolio is conservatively managed 21% 79% 65% 25% 10% Lowest valuation principle The value assigned by UBS to each property is based on the lowest of internal valuation, external valuation and the purchase price LTV <80% Loan to value (LTV) Over 99.7% of our total exposure to Swiss real estate would remain covered by collateral if property values decreased 20% 1 30.6.12. Total size of Swiss mortgage portfolio CHF 136.7 billion UBS Swiss mortgage portfolio – distribution of loan volume1 Internal valuation 3rd party estimate Purchase price Value assigned by UBS ? Our lending standards are high and primarily based on LTV and affordability criteria ? All mortgages and property valuations are reviewed periodically LTV ? 80% 96% WM 4% R&C UBS’s Swiss mortgage portfolio Illustrative example: UBS

23 UBS’s Swiss mortgage portfolio Switzerland’s economy is strong ? The Swiss economy is robust with government, household and business balance sheets in good shape – High income levels, high levels of mortgage affordability, low unemployment ? Strong demand driven by low interest rates, constant high population growth and migration in high-priced regions ? Ongoing flight to real estate as a “safe” investment combined with a lack of alternative investments ? Some of the biggest price increases are in areas of concentrated wealth and price segments where mortgages typically play a lesser role in financing – The regions around the lakes of Zurich and Geneva and other selected areas including some tourist destinations saw comparatively high price increases in recent years UBS mortgages - actual loss by year of default UBS mortgages - delinquency ratios1 Actual loss (CHF million) Loss rate (%) 1 UBS Swiss residential portfolio. Past due but not impaired exposure divided by gross exposure We will maintain our already stringent lending standards 0 20 40 60 80 100 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 0.00% 0.02% 0.04% 0.06% 0.08% 0.10% 0.39% 0.45% 0.41% 0.37% 0.40% 0.47% 0.42% 0.57% 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 UBS

Corporate Center

Pre-tax loss of CHF 138 million; marked reduction in Basel III RWAs

Corporate Center – Core Functions pre-tax profit


(CHF million)
1,819
(19)
(209)
(101)
(197)
(1,239)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12

Legacy Portfolio income


(CHF million)
273
84
162
(25)
(459)
(513)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
SNB StabFund option¹
Legacy Portfolio excluding the SNB StabFund Option and credit loss expense / (recovery)

- **Corporate Center – Core Functions:**
  CHF 19 million pre-tax loss
  - Own credit gains of CHF 239 million
  - Non-allocated negative operating income of CHF 64 million after allocations to the business divisions; includes CHF 42 million loss related to hedge ineffectiveness
  - Retained operating expenses increased predominately due to higher marketing costs

- **Legacy Portfolio:**
  CHF 119 million pre-tax loss
  - CHF 45 million gain on the revaluation of UBS's option to acquire the SNB StabFund[1]
  - Negative operating income from legacy positions due to the sale and liquidation of low-rated securitization positions
  - Continued progress in risk reduction with ~ CHF 17 billion reduction in Basel III RWAs[2] from sales and liquidations

UBS

Refer to slide 1 for details about adjusted numbers, Basel III estimates and FX rates in this presentation
1 Option fair value CHF 1,825 million (USD 1,923 million) on 30.6.12
2 Further reduction due to change in treatment of SNB StabFund option (CHF 23 billion based on 30.6.12 option value) partly offset by CVA VaR RWAs allocated from the Investment Bank (CHF 11 billion)

24

25 29.4 30.6 32.4 33.2 34.0 35.3 4.9 4.6 4.3 4.3 4.4 36.9 4.3 4.3 ~34.3 35.2 36.7 37.5 38.4 39.6 41.2 11.0% 14.1% 12.6% 13.2% 13.2% 16.7% 15.9% 18.7% 17.2% ~9.1% 11.7% 11.7% 19.2% ~12.7% 31.12.10 31.3.11 30.6.11 30.9.11 31.12.11 31.3.12 30.6.12 Basel 2.5—Capital ratios Further increased industry-leading Basel 2.5 tier 1 capital ratio to 19.2% Core tier 1 capital Hybrid tier 1 capital (CHF billion) ? Basel 2.5 risk-weighted assets increased CHF 4 billion to CHF 215 billion ? Basel 2.5 tier 1 capital increased by CHF 1.6 billion to CHF 41.2 billion Core tier 1 ratio (%) Tier 1 ratio (%) UBS

Basel III – 2Q12 changes affecting CET1 capital and RWAs

	Impact on 30.6.12 CET1 capital and RWAs	Impact on 30.6.12 CET1 capital ratio	Changes to Group RWA targets[1]
SNB StabFund option Starting 2Q12, the value of UBS's option to buy the SNB StabFund's equity is fully deducted from CET1 capital	CET1 capital: ~ CHF 1.8 billion deduction (phase-in + fully applied) RWAs: ~ CHF 23 billion reduction (phase-in + fully applied)	Phase-in: **+~35 bps** Fully applied: **+~5 bps**	**CHF (20) billion** (consistent with amount originally shown for future periods for illustrative purpose)
Deferred tax assets (DTA) In 2Q12, CHF 1.5 billion of DTAs on net operating losses reallocated to DTAs on temporary differences	CET1 capital: ~ CHF 1.5 billion increase (fully applied only) RWAs: ~ CHF 4 billion increase (phase-in + fully applied)	Phase-in: **(~16 bps)** Fully applied: **+~38 bps**	**CHF 5 billion**
Other adjustments CVA VaR RWAs allocated from the Investment Bank to the Legacy Portfolio + final composition of Legacy Portfolio	CET1 capital: - RWAs: Cumulative shifts from Investment Bank to Legacy Portfolio 2Q12: ~ CHF 11 billion for CVA VaR 4Q11: ~ CHF 5 billion for final Legacy Portfolio composition	Phase-in: - Fully applied: -	**31.12.12: no change** **31.12.13: CHF (5) billion** **31.12.16: CHF (15) billion** -> Split of RWAs between Investment Bank and Legacy Portfolio adjusted[1]

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Refer to slide 27 for details about adjustment to Basel III RWA targets for the Investment Bank and the Legacy Portfolio

26

Basel III—Risk-weighted assets

Continued disciplined execution; now focused on 2013 targets


Estimated pro-forma
Targets[2]
(CHF billion)
~400
~21
~80
~220
~79
~380
~20
~62
~212
~86
~350
~21
~59
~191
~79
~305
~53
~170
~82
SNB StabFund[1]
Legacy Portfolio (CC)
Investment Bank
WM / WMA / R&C / Global AM / CC-CF
~340
~20
~45
~190
~85
Adjusted ~325
~60
~175
~90
~290
~20
~30
~150
~90
Adjusted ~270
~40
~135
~95
~270
~20
~5
<150
~95
Adjusted <240
~5
<135
~100
30.9.11
31.12.11
31.3.12
30.6.12
31.12.12
31.12.13
31.12.16

RWA targets adjusted to reflect the change in treatment of UBS's option to buy the SNB StabFund, the allocation of CVA VaR RWAs from the Investment Bank to the Legacy Portfolio and the final composition of the Legacy Portfolio

Year-end 2016 Basel III RWA target reduced to < CHF 240 billion

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 RWAs associated with UBS's option to purchase the SNB StabFund's equity. Treated as a participation with full deduction to CET1 capital from 2Q12
2 Targets assume constant FX rates. Adjusted for the change in treatment of UBS's option to buy the SNB StabFund, the allocation of CVA VaR RWAs from the Investment Bank to the Legacy Portfolio and the final composition of the Legacy Portfolio

27

28 6.6% 7.4% 8.6% 13.0% 1.4% 6.1% 11.1% 3.0% 2.8% 3.0% 3.2% 3.4% 1.1% 1.1% 1.2% 1.1% 6.0% 0.6% 1.8% 0.5% 30.9.11 31.12.11 31.3.12 30.6.12 31.12.13 41.8 ~354 Basel III capital ratios—Phase-in scenario CET1 capital Pro forma RWAs (CHF billion) Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 1 Earnings and dividend assumptions based on consensus from sell-side analysts. Refer to slide 32 in the appendix for more information on assumptions 2 UBS is eligible for a capital rebate on a portion of the capital requirement subject to measures taken to improve resolvability 3 The phase-in CET1 capital ratio for shown in previous quarterly presentations for 30.9.11 (10.1%) and 31.12.12 (10.8%) was based on fully applied RWAs for simplification purpose Loss-absorbing capital Goodwill 1 will / intangible assets 2 Capital deduction items Phase-in CET1 Basel III ratio increased to ~13.1% 40.4 ~403 1 2 40.4 ~309 (1.4) (~45) 13% Target capital ratios Target lossabsorbing capital Target common equity capital Common equity ~13.1% 41.0 ~383 ~43.0 ~274 Illustrative example1 ~10.0% ~10.7% ~11.8% ~15.7% ~10.0% ~10.7% ~12.3% ~13.7% ~17.5% ~19.0% ~13.0% 2 = CET1 ratio = CET1 capital + loss-absorbing capital ratio 3 3 UBS

29 7.5% 8.8% 13.0% 6.2% 6.7% 11.3% 0.5% 1.9% 0.6% 6.0% 30.9.11 31.12.11 31.3.12 30.6.12 31.12.13 26.1 ~350 Basel III capital ratios—Fully applied scenario CET1 capital Pro forma RWAs (CHF billion) Fully applied CET1 Basel III ratio increased to ~8.8% 24.6 ~400 26.7 ~305 +0.6 (~45) 25.3 ~380 ~30.4 ~270 Target lossabsorbing capital Target common equity capital Loss-absorbing capital Common equity We expect a limited incremental impact from IAS 19R on 1 January 2013 (~30 bps decrease to fully applied CET1 ratio) Target capital ratios ~6.2% ~6.7% ~7.5% ~8.8% ~11.3% 13% ~6.2% ~6.7% ~8.0% ~9.4% ~13.1% Including = CET1 ratio IAS 19R impact = CET1 capital + loss-absorbing capital ratio ~19.0% ~13.0% 2 Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 1 Earnings and dividend assumptions based on consensus from sell-side analysts. Refer to slide 32 in the appendix for more information on assumptions 2 UBS is eligible for a capital rebate on a portion of the capital requirement subject to measures taken to improve resolvability Illustrative example1 UBS

Capital strength is the foundation of our success

Consistent strategy execution; highest capital ratio targets in the industry

Demonstrated ability to execute on strategic priorities and unwavering commitment to our capital targets

- **Clear strategy** and well diversified business profile - both by business and geography
- UBS's **track record** in deleveraging and RWA reduction is unique amongst peers
- Consistent, **non-dilutive capital objectives** and execution; UBS has the **highest targeted capital ratio amongst peers**
- **Focused and disciplined execution of Basel III RWA reduction**; 2012 RWA targets achieved ahead of schedule
- **Basel 2.5 tier 1 capital ratio 19.2%** up 600bps since 30.9.11; core tier 1 ratio 17.2%
- **Phase-in Basel III CET1 ratio 13.1%** up 310bps since 30.9.11; fully applied CET1 ratio 8.8%

Our capital, liquidity and funding positions are strong and represent a competitive advantage

- **Industry-leading capital ratios**
- **Substantial excess liquidity**
  - Large multi-currency portfolio of unencumbered high-quality assets
  - Basel III Liquidity Coverage Ratio of ~100%
- **Solid funding structure**
  - Broadly diversified funding portfolio by product, currency and geography; significant deposit / loan overhang at 132%
  - 95% of customer deposits from wealth management businesses and Retail & Corporate; a significant, cost-efficient and reliable funding source
  - Basel III Net Stable Funding Ratio > 100%
- Limited exposure to peripheral European countries

Our industry leading capital position is attractive to our clients

UBS

30

Appendix

Basel III—Assumptions for illustrative example[1]

Basel III CET1 capital[1]

CHF billion except where noted

Phase-in scenario	Basis / source	2H12	FY13
CET1 capital, start of period		**40.4**	**41.7**
Net profit attributable to shareholders[2]	Analyst consensus (13 July 2012)	1.7	4.4
Dividends for the period[3]	Analyst consensus (13 July 2012)	(0.4)	(1.9)
Impact on capital of goodwill and intangible assets[4]	Assumption for illustrative purpose	0.0	(1.2)
CET1 capital, end of period		**41.7**	**43.0**
Basel III RWAs[5]	Assumption for illustrative purpose		**274**
Basel III CET1 ratio, end of period			**31.12.13: 15.7%**

Fully applied scenario	Basis / source	2H12	FY13
CET1 capital, start of period		**26.7**	**28.3**
IAS 19R incremental impact[6]	Assumption for illustrative purpose		(1.0)
Net profit attributable to shareholders[2]	Analyst consensus (13 July 2012)	1.7	4.4
Dividends for the period[3]	Analyst consensus (13 July 2012)	(0.4)	(1.9)
Amortization of deferred tax assets on net operating losses[7]	Assumption for illustrative purpose	0.3	0.7
CET1 capital, end of period		**28.3**	**30.4**
Basel III RWAs[5]	Assumption for illustrative purpose		**270**
Basel III CET1 ratio, end of period			**31.12.13: 11.3%**

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Deferred tax assets on net operating losses (CHF 5,583 million on 30.6.12) and deferred pension expenses (CHF 3,783 million on 30.6.12) assumed constant for future periods. Other deduction items not taken into account. Deduction for exposures in financial industry excluded as rules need further clarification. Loss-absorbing capital assumptions shown on slides 28 and 29 based on total issuance of CHF 2.5 billion in both 2012 and 2013, consistent with assumptions used for illustrative purpose at 2011 Investor Day

2 Based on consensus from sell-side analysts collected by UBS on 13 July 2012 (25th percentile of earnings estimates with 20% haircut). 2H12 estimates based on FY12 estimates minus 1Q12 and 2Q12 actuals, adjusted for difference between 2Q12 actuals and 2Q12 estimates

3 Based on consensus from sell-side analysts collected by UBS on 13 July 2012 (75th percentile of dividend estimate times 3.8 billion shares). 2H12 assumes 50% of 2012 dividend to be accrued in 2H12

4 Deducted from tier 1 capital and not from CET1 capital up to the amount of outstanding phase-in hybrid tier 1 capital; assumes EUR 1.0 billion tier 1 hybrid instrument with first call date 11.4.13 called at first call date. Refer to the "Assessment of carrying values" section on page 19 of UBS's 2Q12 report for more information

5 31.12.13 RWA assumption based on UBS target (CHF 270 billion); 31.12.13 phase-in RWAs adjusted for deferred pension expenses (assumed constant)

6 Estimated impact based on 30.6.12 data. Refer to slide 35 for more information about IAS 19R

7 Set as 15% of sell-side analysts' average estimate of net profit attributable to shareholders for illustrative purpose. Does not represent an estimate or forecast by UBS

UBS
32

33 40.4 0.0 0.3 (0.4) (1.7) 0.4 41.8 31.3.12 Net profit attributable to shareholders Own credit Change in treatment of SNB StabFund option Deferred tax assets Other 30.6.12 0.3 26.7 (0.4) 26.1 0.4 2.0 (1.7) 31.3.12 Net profit attributable to shareholders Own credit Change in treatment of SNB StabFund option Deferred tax assets Other 30.6.12 Basel III—Common equity tier 1 capital Phase-in Basel III CET1 capital – QoQ change (CHF billion) Fully applied Basel III CET1 capital – QoQ change (CHF billion) CHF 2.0 billion net decrease in DTAs on NOLs (of which CHF 1.5 billion reclassified to DTAs on temporary differences) DTAs on net operating losses (NOLs) will first be deducted in 2014 (20%) Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 1 Basel 2.5 own credit adjustments relate to own credit on financial liabilities designated at fair value, whereas Basel III also includes own credit on derivatives (DVAs) 1 1 UBS

34 191 180 (11) (15) 3 2 170 31.3.12 as reported Allocation of CVA VaR 31.3.12 adjusted OTC derivative exposure reduction Market risk incl. Facebook IPO Other incl. FX 30.6.12 53 2 (16) (3) 11 59 70 31.3.12 as reported Allocation of CVA VaR 31.3.12 adjusted Sale / liquidation of legacy positions Change in securitization positions Other incl. FX 30.6.12 Basel III—2Q12 RWA reduction (Investment Bank + Legacy Portfolio) Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 1 Includes model and methodology changes and ratings migration Legacy Portfolio (CHF billion) Investment Bank (CHF billion) (17) (10) 1 UBS

Estimated impact of IAS 19R

We expect a limited impact on our Basel III CET1 capital

Fully applied Basel III CET1 capital
estimated impact based on 30.6.12 data



(1.0)
26.7
(3.5)[1]
(1.4)[2]
0.1
3.8
25.7
30.6.12 as reported
Net assets recognized under IAS 19
Liabilities to be recognized under IAS 19R
Deferred tax assets
IAS 19 pension assets already deducted
30.6.12 post IAS 19R pro-forma

Estimated incremental impact of CHF 1.0 billion[3]

2014 – 2018 (20% per annum) phase-in period for full impact of IAS 19R[4]

IFRS equity
estimated impact based on 30.6.12 data



(4.1)
54.7
(3.5)[1]
(1.4)[2]
0.8
50.6
30.6.12 as reported
Net assets recognized under IAS 19
Liabilities to be recognized under IAS 19R
Deferred tax assets
30.6.12 post IAS 19R pro-forma

Estimated impact of CHF 4.1 billion

Effective 1 January 2013

The introduction of IAS 19R will result in greater volatility of Basel III capital ratios and IFRS equity

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 CHF 3.8 billion of deferred pension expenses (recorded in other assets) minus CHF 0.3 billion of accrued pension liabilities (recorded in other liabilities)
2 Represents the estimated accounting deficits of defined benefit plans
3 Incremental to the CHF 3.8 billion deferred pension expenses already deducted in the calculation of fully applied CET1 capital. The incremental impact of IAS 19R will be reflected in the reported Basel III fully applied CET1 capital and CET1 capital ratios starting 1 January 2013 when IAS19R becomes effective
4 Deferred pension expenses (CHF 3.8 billion on 30.6.12) and incremental impact of IAS 19R (estimated at CHF 1.0 billion on 30.6.12)

UBS

35

36 1.3 4.9 (0.5) 211.1 214.7 (2.2) 0.1 31.3.12 Credit risk Non-counterparty related risk Market risk Operational risk FX 30.6.12 0.0 36.9 1.4 35.3 0.4 (0.2) 31.3.12 Net profit attributable to shareholders Own credit Share-related components FX and other 30.6.12 Basel 2.5—Core tier 1 capital and RWAs 1 Basel 2.5 own credit adjustments relate to own credit on financial liabilities designated at fair value, whereas Basel III also includes own credit on derivatives (DVAs) 2 Includes mainly changes in deduction items and dividend accruals 3 Adjusted for estimated FX effect Core tier 1 capital Risk-weighted assets 3 3 3 3 (CHF billion) (CHF billion) 1 2 UBS

37 54,716 53,226 (43) 425 989 41 652 (262) 1 66 (379) 1,490 IFRS equity attributable to UBS shareholders 31.3.12 Foreign currency translation (OCI)2 Tax 30.6.12 recognized in share premium Cash flow hedges (OCI)2 Net profit Employee share settled plans (share premium) Financial investments available-forsale (OCI)2 (CHF million) Treasury shares 1 Tangible book value increased CHF 1,081 million from CHF 43,881 million on 31.3.12 to CHF 44,962 million on 30.6.12 2 Net of tax. Total income tax expense recognized in OCI was CHF 289 million in 2Q12 Other CHF 31.3.12 30.6.12 Change Book value per share 14.10 14.60 4% Tangible book value per share 11.62 12.00 3% 1 Dividends UBS

38 2Q12 net tax expense Tax expense Deferred tax expenses with respect to the amortization of previously recognized DTAs 2Q12 net tax expense of CHF 253 million Other net tax expenses in respect of 2Q12 taxable profits Tax benefits arising from the release of provisions in respect of tax positions that had previously been uncertain CHF 241 million CHF 113 million CHF (101) million CHF 253 million The FY12 effective tax rate for the Group may significantly differ from the effective tax rate in 1H12 (~32%) depending on the extent of further book tax adjustments affecting Swiss tax expense and whether we adjust the IFRS carrying values of our deferred tax assets in the US and in Switzerland following the preparation of the new business plan later this year 2Q12 effective tax rate 26.6% Pre-tax profit (as reported) CHF 951 million 1 Exclusive of own credit and other IFRS items that are treated differently for Swiss GAAP and tax purposes, totaling CHF 203 million in 2Q12. The 2Q12 adjusted effective tax rate of 22% = CHF 253 million / CHF 1,154 million (CHF 1,154 million = CHF 951 million + CHF 203 million) 2Q12 adjusted effective tax rate1 22.0% UBS

39 Net profit attributable to non-controlling interests 1 Fixed rate until call date, floating rate coupon payment thereafter 2 Retail Trust Preferred Securities callable monthly since 15.6.08 Hybrid tier 1 instruments outstanding Amount Issue date Interest rate First call date EUR 1,000 million 11.4.08 8.836%1 11.4.13 EUR 1,000 million 15.4.05 4.28%1 15.4.15 USD 1,000 million 12.5.06 6.243%1 12.5.16 EUR 600 million 21.12.07 7.152%1 21.12.17 USD 300 million 23.5.03 Libor + 70bps 15.6.082 We do not expect material additional attribution of profits to non-controlling interests in 2H12 CHF 273 million of net profit attributed to non-controlling interests in 2Q12 UBS

40 Held at amortized cost 74 Financial liabilities designated at fair value 93 Retail savings / deposits 124 Fiduciary deposits 28 Time deposits 64 Demand deposits 146 Total equity 59 Other liabilities 139 Bonds and notes issued 168 Customer deposits 362 Trading portfolio liabilities 50 Cash collateral on securities lent and repurchase agreements 106 Money market paper issued 43 Due to banks 39 Other assets (incl. net RVs) 107 Loans 274 Trading portfolio assets 179 Cash collateral on securities borrowed and reverse repurchase agreements 211 Financial investments AFS 60 Cash, balances with central banks and due from banks 134 132% coverage CHF 87 billion surplus CHF 105 billion collateral surplus Asset funding—30 June 2012 Assets Liabilities and equity (CHF billion) UBS

Diversified funding with a long-term surplus



Assets
30.6.12
Liabilities & equity
Other assets[1]
Cash at CBs
Interbank
Tradable assets[4]
Loans
Behavioral maturities > 1 year[2]
Surplus stable funding comfortably exceeds projected requirements under stress scenario[5]
Surplus >CHF 100 billion[5]
Other assets
Interbank
Tradable assets
Loans
Equity
Other liabilities
Trad. liabilities
Bonds and notes issued
Customer deposits
Equity
Other liabilities
Money market
Interbank
Tradable liabilities[3]
Bonds and notes issued
Customer deposits

- Continued net new deposit inflows in 2Q12 (CHF 12 billion net of FX impact)

- 4 public benchmark bonds issued in 1H12
  - EUR 1.5 billion 5-year covered bond
  - EUR 1.5 billion 4-year senior unsecured bond
  - USD 1.5 billion 3-year covered bond
  - USD 2.0 billion 5-year covered bond
  - EUR 0.75 billion 2-year senior FRN

- USD 2.0 billion Basel III compliant tier 2 loss-absorbing notes issued in February



Fiduciary deposits
Time deposits
Retail savings / deposits
Demand deposits
14%
13%
39%
34%
CHF
USD
EUR
Other

UBS

1 Including net replacement values
2 Based on UBS internal model for stressed liquidity
3 Tradable liabilities consist of trading portfolio liabilities, cash collateral on securities lent and repurchase agreements
4 Tradable assets consist of trading portfolio assets, cash collateral on securities borrowed and reverse repurchase agreements
5 Surplus shown comfortably exceeds our off-balance-sheet liquidity exposures, such as potential draw-downs from committed lines we have in place for our clients

41

Our liquidity position is strong

We continue to have substantial available liquidity

25% of our funded balance sheet assets are in the form of available liquidity[1]

Funded balance sheet (30.6.12)



Assets
Liabilities & equity
Other
25%
Loans
Available contingent funding sources / cash reserves
CHF 87 billion surplus
Money market ~4%
Interbank[2] ~4%
Other
Bonds and notes issued ~17%
Customer deposits

We continue to be compliant with FINMA's liquidity requirements

- UBS was compliant with FINMA's liquidity requirements on 30.6.12
- Currently banks employ a wide range of interpretations to calculate the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR)
- We expect to comply early with the final FINMA and Basel III LCR and NSFR requirements

UBS

1 Dedicated liquidity reserves including excess cash at major central banks and unutilized collateralized borrowing capacity
2 Interbank liabilities only. Interbank liabilities net of interbank assets are ~25% of funded balance sheet as of 30.6.12

42

43 124 54 64 10 21 76 46 60 38 6 13 20 20 3 9 3 141 10 6 14 13 23 50 Funding sources by currency—30 June 2012 42% USD1 CHF 349 billion 22% EUR1 CHF 182 billion 21% CHF1 CHF 177 billion 14% other1 CHF 118 billion 1 In % of total funding on the balance sheet (CHF 826billion) comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables 2 Comprises cash collateral payable on derivatives and prime brokerage payables Interbank Money market paper issued Repos / securities lent Customer deposits Bonds and notes issued Cash margin2 Customer deposits represent a significant source of funding in all major currencies (CHF billion) UBS

44 447 427 457 451 469 487 478 497 912 895 908 892 823 805 818 812 252 298 319 259 205 150 262 229 145 154 198 233 232 216 209 186 1,769 1,734 1,673 1,928 1,867 1,7451 1,759 1,803 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 787 768 791 748 720 750 772 783 Wealth Management—Operating income Interest (excl. SIPF) Recurring fees Trading Other income (CHF million) Invested assets Transaction-based fees Credit loss (expense) / recovery 1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million) 2 Net fee and commission and net trading income in 1Q11, 2Q11, 3Q11 adjusted for revenue shifts related to Investment Products & Services unit 2,178 2 2 (CHF billion) SIPF interest 2 2 2 2 UBS

45 169 184 178 197 237 218 218 206 667 710 728 779 788 798 762 841 321 384 400 380 354 144 332 391 352 130 127 119 129 135 136 124 1,552 1,504 1,568 1,417 1,449 1,506 1,321 1,587 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Wealth Management Americas—Operating income (USD) YoY +5% Interest Recurring fees Trading Other income Transaction-based fees Credit loss (expense) / recovery (USD million) QoQ +1% 1 As reported; includes a USD 22 million (CHF 20 million) upward adjustment from OCI relating to mortgage-backed securities in our AFS portfolio 2 4Q11 includes USD 48 million related to a change to an accrual-based accounting estimate for certain mutual fund fees 1 2 1 2 UBS

46 780 835 851 882 902 869 897 905 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 104 109 112 113 104 108 115 114 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 Wealth Management Americas—Financial advisor productivity (USD) Revenue per FA, annualized Invested assets per FA (USD thousand) (USD million) UBS

47 4 38 728 757 (13) 31.3.12 NNM Market FX / Other 30.6.12 4% (9) 559 569 (4) 22 31.3.12 NNM Market FX / Other 30.6.12 2% 10 13 772 (11) 783 31.3.12 NNM Market FX / Other 30.6.12 1% Invested assets Wealth Management Wealth Management Americas Global Asset Management (CHF billion) (CHF billion) (CHF billion) UBS

48 1,712 1,596 1,539 1,882 1,591 1,826 1,739 1,747 1,646 1,696 1,738 1,745 818 569 510 244 690 302 496 402 213 281 241 322 135 131 129 142 153 160 717 604 528 602 643 623 507 473 478 524 527 554 5,054 4,978 4,846 4,567 5,049 5,616 (75) 387 (359) 5,221 5,457 5,516 5,432 5,381 6,110 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 2Q12 operating expenses ( CHF million) Amortization of prior year awards (discretionary bonus and other variable compensation)2 Total variable compensation expense for the respective performance year2 WMA commitments and advances related to recruited FAs2 Salaries2 Non-personnel expenses2 Contractors, other personnel expenses, pension and other post-employment benefit plans, social security2 Significant non-recurring items WMA financial advisor compensation1 Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation 1 Grid-based financial advisor (FA) compensation and other formulaic FA compensation 2 Excluding significant non-recurring items (restructuring charges, 1Q12 Swiss pension fund credit and 2Q12 US retiree benefit plan credit)

Exposure to eurozone countries rated lower than AAA / Aaa[1]

Our exposures are limited and we continue to manage them carefully

30.6.12 (CHF million)	Sovereigns[2]		Local governments		Banks		Other[3]		Total	
	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges	Before hedges[4]	Net of hedges[5]
France	3,325	3,206	3	3	1,294	1,294	4,757	3,490	9,379	7,994
Italy	2,006	755	156	156	791	791	2,778	2,244	5,730	3,946
Spain	77	77	39	39	3,344[8]	3,344	1,233	434	4,693	3,895
Austria	1,280	1,111	22	22	417	417	126	126	1,844	1,675
Ireland[6]	0	0	0	0	533	533	786	786	1,319	1,319
Belgium	334	328	0	0	247	247	115	115	696	689
Portugal	27	27	3	3	29	29	138	42	198	101
Greece	23	23	0	0	61	61	44	7	128	90
Other[7]									192	192

- The majority of our net exposure relates to counterparty risk from derivatives and securities financing (27%) and trading inventory (37%) which are carried at fair market value

1 By at least one of the major rating agencies. Refer to pages 54 and 55 of UBS's 2Q12 report for more information
2 Includes central governments, agencies and central banks
3 Includes corporates, insurance companies and funds
4 Banking products: includes loans, unfunded commitments and guarantees. Traded products: after master netting agreements and net of collateral. Trading inventory: net long per issuer
5 Not deducted from the "Net" exposures are total allowances and provisions of CHF 25 million (of which: Austria CHF 14 million and France CHF 8 million)
6 The majority of the Ireland exposures relates to funds and foreign bank subsidiaries
7 Includes Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia. Split by counterparty type not disclosed
8 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities

UBS

49

Exposures to student loan auction rate securities & monoline insurers

Student loan auction rate securities (SL ARS)



(USD billion)
20.2
18.1
9.8
5.7
5.7
5.6
5.2
0.4
4Q08
4Q09
4Q10
4Q11
1Q12
2Q12
SL ARS buyback commitment (par value)
SL ARS inventory (carrying value)
Rated BB- or above
Rated below BB-
Pro-forma Basel III RWAs
(CHF billion)
3.0
4.5

Exposure to monoline insurers – negative basis trades[1]



(USD billion)
21.5
14.2
11.9
5.1
5.1
2.1
4Q08
4Q09
4Q10
4Q11
1Q12
2Q12
Fair value of CDS[2] after CVA[3]
Credit valuation adjustment
Fair value of underlying assets
Sum = notional amount
Fair value of CDS after CVA of USD 0.4 billion

UBS

Refer to slide 1 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation

1 Excludes the benefit of credit protection purchased from unrelated third parties. In addition, UBS held direct derivative exposure to monoline insurers of USD 591 million after CVA of USD 381 million on 30.6.12

2 Credit default swaps

3 Credit valuation adjustments

50

51 (312) (149) (107) 3 7 (164) 63,520 64,243 (318) (1,088) (666) (70) 64 (108) 63,520 65,707 Headcount Wealth Management Wealth Management Americas Investment Bank Global Asset Management Retail & Corporate Corporate Center 31.3.12 30.6.12 QoQ (FTEs) YoY (FTEs) 30.6.11 30.6.12 (2,187) (723) UBS

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/S/ LOUIS EBER
Name:	Louis Eber
Title:	Group Managing Director

By:	/S/ SARAH M. STARKWEATHER
Name:	Sarah M. Starkweather
Title:	Director

Date: July 31, 2012